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                                                                     Exhibit 8.1



                     [On Ward and Smith, P.A. letterhead.]


                               November 14, 2001



Board of Directors
MountainBank Financial Corporation
201 Wren Drive
Hendersonville, NC 28792

Board of Directors
First Western Bank
600 West By-pass
Burnsville, NC 28714

RE:  Merger of First Western Bank with and into MountainBank
     Our File 960574-0019-001

Ladies and Gentlemen:

We have acted as special counsel to MountainBank Financial Corporation ("MFC") and MountainBank ("MountainBank") in connection with certain proposed transactions to be consummated pursuant to the terms of and as described in the Agreement and Plan of Reorganization and Merger by and among MFC, MountainBank and First Western Bank ("Western") dated as of September 17, 2001, and duly adopted by the Boards of Directors of MFC, MountainBank, and Western ("Agreement"), which Agreement is incorporated herein by reference. In this opinion, all capitalized terms, unless specifically defined herein, will have the same meaning as those terms in the Agreement.

MountainBank is a wholly-owned subsidiary of MFC. Pursuant to the Agreement, Western will be merged with and into MountainBank. Each outstanding share of Western Stock will be converted into and exchanged for one-half (1/2) of a share of MFC Stock. For purposes of this opinion, the merger and the issuance of MFC Stock in exchange for Western Stock in connection with the merger, all as described in the Agreement, will be referred to from time-to-time as the "Transaction." Also for purposes of this opinion, we have assumed that the Transaction will be consummated pursuant to the terms of the Agreement. Accordingly, the Transaction will be accomplished in accordance with all applicable North Carolina and federal statutes and regulations, including without limitation, those of the Federal Deposit Insurance Corporation ("FDIC"), the Board of Governors of the Federal Reserve System, the Securities and Exchange Commission, and the North Carolina Commissioner of Banks.

In this regard, the Transaction will be effected pursuant to Sections 53-12 and 55-11-01 of the North Carolina General Statutes ("NCGS"). As part of the Transaction, Articles of Merger will be filed with the North Carolina Secretary of State. Pursuant to the Agreement and applicable sections of the NCGS, Western Stock will be converted automatically into MFC Stock. Thereafter, Western shareholders will be entitled to receive, upon their surrender to MFC of all certificates formerly representing shares of Western Stock held by them, a certificate or certificates representing the number of shares of MFC Stock to which they are entitled. Cash will be given to Western shareholders by MFC in lieu of fractional shares of MFC Stock. Dissenters to the Transaction, if any, will receive cash for their shares pursuant to Chapter 55, Article 13 of the NCGS.
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Following the Transaction, and upon the merger becoming effective, the separate existence of Western will terminate, and MountainBank will acquire all of the assets and assume all of the liabilities of Western. Each Western account holder will retain, without payment, an account in MountainBank, equal to the account holder's account in Western prior to the Transaction. MountainBank will continue to operate under its current name and will continue to carry on the banking business previously carried on by Western.

Immediately following the merger of Western with and into MountainBank, MountainBank will remain a wholly-owned subsidiary of MFC, and MFC will own all of the outstanding shares of MountainBank stock. MountainBank will continue to exist as a North Carolina banking corporation and will continue to be regulated by the North Carolina Commissioner of Banks and the FDIC. MFC and MountainBank will continue to be managed by their respective current Boards of Directors and management; provided, however, that additional directors may be added in accordance with the Agreement. MFC and MountainBank will continue to engage in substantially the same business and activities in which each presently is engaged at all of its presently established branch offices. The Transaction will not interrupt the business of MFC or MountainBank. The Transaction will not impair or affect any contracts, rights, liabilities, obligations, interests, or business of MountainBank. Each account holder will retain, without payment, an account in MountainBank, equal to the account holder's account in MountainBank prior to the Transaction. All loans shall retain the same status in MountainBank after the Transaction as these loans had prior to the Transaction.

The Agreement, adopted by the Boards of Directors of MFC, MountainBank, and Western, is subject to approval of the shareholders of Western. The Agreement will be presented to the shareholders of Western at a special meeting to be held for the purpose of approving the Agreement and the Transaction. The Transaction is subject to approval by the North Carolina Commissioner of Banks, the North Carolina Banking Commission and the FDIC. You have told us that you are aware of no reason why these approvals will not be granted.

MFC has requested our opinion with respect to the federal income tax consequences of the Transaction. In our capacity as special counsel to MFC and MountainBank, we have examined a copy of the Agreement, and such other documents as we have deemed necessary to enable us to express the opinions set forth below. In the course of our examination, we have assumed, without undertaking to verify, the conformity to original documents of all documents submitted to us as copies, the authenticity of the originals of all documents submitted to us as copies, and the correctness of all statements of facts contained therein.

In issuing the opinions set forth below, we have assumed the accuracy of certain representations of MFC and MountainBank, which are set forth in a letter from MFC and MountainBank to us dated November 2, 2001 (the "MFC Representations Letter"), which MFC Representations Letter is incorporated herein by this reference. Further, we have assumed the accuracy of certain representations of Western, which are set forth in a letter from Western to us dated November 2, 2002 (the "Western Representations Letter"), which Western Representations Letter is incorporated herein by this reference. Based on the foregoing, our opinions with respect to the federal income tax consequences of the Transaction are set forth below:

     1. The Transaction will constitute a "reorganization" within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the "Code"). MFC, MountainBank, and Western each will be a "party to a reorganization" within the meaning of Section 368(b) of the Code.

     2. Neither MFC, MountainBank, nor Western will recognize gain or loss solely as a result of the Transaction, except that gain or loss may be recognized as a result of the recapture of tax attributes, including without limitation, the recapture of bad debt reserves.

     3. The basis of the Western assets in the hands of MountainBank will be the same as the basis of those assets in the hands of Western immediately prior to the Transaction.
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     4.   The holding period of Western assets in the hands of MountainBank will include the period during which such assets were held by Western.

     5. No gain or loss will be recognized by Western shareholders who receive MFC Stock in exchange for their Western Stock in the Transaction, with the exception of any Western shareholders who dissent from the Transaction and excluding fractional shares of MFC stock for which cash is received.

     6. The aggregate basis of the MFC Stock received by a Western shareholder in the Transaction will be the same as the aggregate basis of the shares of Western Stock of such shareholder surrendered in the exchange for the MFC Stock, excluding fractional shares for which cash is received.

     7. The holding period of the MFC Stock received by each Western shareholder will include the period for which the Western Stock exchanged for the MFC Stock in the Transaction was considered to have been held by such Western shareholder, provided that the Western Stock was held as a capital asset in the hands of such Western shareholder on the date of the exchange.

     8. The basis of the MountainBank stock in the hands of MFC will be the sum of (i) the basis of such stock before the Transaction, and (ii) the net basis of the assets of Western (in the hands of Western) transferred to MountainBank in the Transaction, which total is decreased by the fair market value of any consideration provided in exchange for Western's assets in the Transaction that is not furnished by MFC. "Net basis" for purposes of this Paragraph 8 means the excess (if any) of the sum of (i) money and (ii) the basis of assets acquired by MountainBank from Western in the Transaction over the sum of (i) any of Western's liabilities assumed by MountainBank in the Transaction and (ii) any liabilities to which the transferred assets of Western are subject.


No opinion is expressed with regard to the following:

     1. The tax treatment of any aspect of the Transaction that is not specifically set forth and addressed in the foregoing opinions.

     2. Whether, as a result of the Transaction, any gain or loss may be recognized by MFC or MountainBank resulting from the recapture of any tax attributes of MFC or MountainBank, including, without limitation, the recapture of bad debt reserves of MountainBank.

     3. The tax treatment of any cash amount received by a Western shareholder who dissents from the Transaction, and the tax treatment of any cash amount received by a Western shareholder in lieu of fractional shares of MFC Stock. In general, a Western shareholder who dissents from the Transaction and receives cash for such shareholder's Western shares or who receives cash in exchange for fractional shares of MFC Stock will be treated as receiving such cash amounts in redemption of such shareholder's shares, subject to the provisions and limitations of
          Section 302 of the Code.

     4. Any aspect, tax or otherwise, of the Transaction to any person or entity other than Western, MFC, MountainBank, and the shareholders of Western. For purposes of this tax opinion, persons who hold outstanding options to acquire Western Stock are not considered shareholders of Western.

     5. The tax treatment of any change, conversion, termination, or any other aspect of any retirement plan, relating to, or arising from, the Transaction, of Western, MountainBank, or MFC.
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     6.   The North Carolina tax consequences of the Transaction to any person or entity.

The foregoing opinion is based upon our interpretation of (i) applicable provisions of the Code and other statutory provisions; (ii) proposed, temporary, and final regulations construing such statutory provisions; (iii) revenue rulings and revenue procedures; (iv) tax treaties and regulations thereunder, and Treasury Department and other official explanations of such treaties; (v) court cases; (vi) Congressional intent as reflected in committee reports, joint explanatory statements of managers included in conference committee reports, and floor statements made prior to enactment by one of a bill's managers; (vii) General Explanations of tax legislation prepared by the Joint Committee on Taxation (the "Blue Book"); (viii) private letter rulings and technical advice memoranda issued after October 31, 1976; (ix) actions on decisions and general counsel memoranda issued after March 12, 1981 (as well as general counsel memoranda published in pre-1955 volumes of the Cumulative Bulletin); (x) Internal Revenue Service ("IRS") information or press releases; and (xi) notices, announcements, and other administrative pronouncements published by the IRS in the Internal Revenue Bulletin. Developments in any or all of the foregoing, whether it be legislation, regulations, revenue rulings, revenue procedures, court decisions, or otherwise may have a retroactive effect and may have a material adverse effect on the opinions expressed herein. We express no opinion as to what such new developments will be or may be or what effect such new developments may have. No responsibility is undertaken by us to provide notice to you of any such new developments that may arise after the date of this opinion.

This opinion is not a guarantee of any tax consequences discussed herein. The opinions expressed herein are not binding upon the IRS or the courts. The IRS may challenge and may litigate successfully any tax issue discussed above. This opinion does not constitute or represent an agreement on behalf of the undersigned to undertake to defend or indemnify MFC, MountainBank, Western or any shareholder of any of the foregoing in the event any issue discussed above is challenged or successfully contested by the IRS.

Our opinions expressed herein are rendered to you alone in connection with the transactions described herein, and they may not be relied upon, quoted, or used for any other purpose or by any other person or entity without our prior written consent.

We consent to the filing of this opinion as an exhibit to MFC's Registration Statement on Form S-4 (Registration No. 333-71516). We also consent to the reference to Ward and Smith, P.A. under the caption "Certain Income Tax Consequences" in the Prospectus included in the Registration Statement. In giving this consent, we do not admit that we are in the category of persons whose consent is required by Section 7 of the Securities Act of 1933 or the rules and regulations promulgated thereunder by the Securities and Exchange Commission.

                                        Yours very truly,

                                        /s/ Ward and Smith, P.A.

                                        Ward and Smith, P.A.